ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

26 April 2002

02034413

02 MAY 29 AM 10: 2?

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen

**EXEMPTION NUMBER 82-3494**

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully

PROCESSED
P JUN 0 6 2002
THOMSON
FINANCIAL

dlw 5/29

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
26 Apr 2002 ASX Release – 1st Quarter Reporting

S:CoSecretary/ADR's/Securities Exchange Letter

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

26 April 2002

The Announcements Officer
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

**QUARTERLY REPORT FOR THE PERIOD**

**FROM 1 JAN 2002 TO 31 MAR 2002**

*HIGHLIGHTS*

*UNITED STATES OF AMERICA*

***First quarter oil and gas sales amount to $565,038.***
***Four wells planned for 2002 commencing late June.***

*CHINA*

***Oil discovered in first offshore China well.***

*AUSTRALIA*

***Banjo Prospect, Carnarvon Basin (EP 397) waiting on rig.***
***Drilling of Argos Prospect (WA-254-P, Carnarvon Basin) likely to be moved into 2002.***
***EP 395 (containing updip Boyd Prospect) renewed for a further five year term.***

*PAPUA NEW GUINEA*
***Roadshow planned for seismic/drill option of large Amdi Prospect in PPL 228.***

**AUSTRALIA**

**WA-254-P - OFFSHORE CARNARVON BASIN,**
**10.71% (parts 1, 3 and 4), 11.25% (part 2)**
**(OPERATOR - APACHE ENERGY LTD)**

The Operator has foreshadowed the Argos Prospect be drilled as early as last quarter of 2002. Argos is on trend and only 3 km south of the Woodside operated Legendre Field currently producing 40,000 barrels of oil per day. The Prospect is supported by modern 3D seismic and its proximity to infrastructure provides a robust economic model for development should the proposed well be successful.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

The Joint Venture has agreed to conduct a PSDM study of the 3D seismic over the Collier prospect in conjunction with Woodside operated WA-1-P. The study is likely to lead to a better structural understanding of Collier. Other work agreed for 2002 includes seismic reprocessing over the Sage oil discovery, a Jurassic Oil Prospectivity Review and refined interpretations of Sage, Cerberus, Collier and Argos. Prospect summaries and maps are available on the website at www.farnl.com.au.

The Operator has also indicated significant advances in engineering that may provide a case for the advancement of the Sage oil discovery. Because of these advances, stemming from experience by the Operator in the Harriet joint Venture, the threshold for a stand alone development of Sage is now as little as 5-6 million barrels recoverable.

WA-254-P was renewed on the 3 May 2001 for a further term of five years and comprises 4 graticular blocks (321 square kilometres).

**EP 395 - OFFSHORE CARNARVON BASIN – 11.25% INTEREST (OPERATOR – APACHE ENERGY LTD)**

EP 395 (area 240 square km) was renewed on 8 February 2002 for a further term of five years.

The permit contains the Updip Boyd Prospect, considered to be one of most important play types on the eastern margin of the North Carnarvon Basin. It is now believed the earlier Boyd-1 well was drilled outside stratigraphic/structural closure at the Lower Cretaceous level. The actual crest of the structure may be approximately 2.2km to the east/northeast and coincide with an area of data degradation on the seismic. This could be due to possible shallow gas reservoired in the Gearle Siltstone which could have resulted in velocity push-down over the crest of the structure. Updip Boyd would target oil reservoired in the Mardie Greensand/Birdrong Sandstone in the crest of the Boyd structure.

Other Cretaceous Leads include the Hart Lead, a fault dependent 3-way dip closure at the Lower Cretaceous level. It is located on the western, downthrown side, of a major north-south fault strand of the Flinders fault zone (i.e. it is a buttress trap). Amplitude anomalies occur at the crest of the structure. This lead, similar to the structure drilled at Narvik-1, is likely to contain gas. Further mapping of the lead is required.

Triassic Leads include Stretton, a horst block structure with Triassic Mungaroo Formation sandstones sealed vertically and laterally by Upper Jurassic Dingo Claystone. Further mapping of this lead is required to confirm the presence of a drillable prospect.

The 2002 Work Program comprises data review, seismic attribute analysis and depth conversion studies aimed at further delineation of the prospects mentioned above (in particular Boyd Updip) and to identify further leads and prospects in the permit. A well is likely over Updip Boyd during 2003.

**EP 397 - OFFSHORE CARNARVON BASIN - 33.3% INTEREST (OPERATOR - TAP OIL NL)**

During the quarter, the Operator continued efforts to source a rig for the drilling of the Banjo prospect. Banjo has been proposed as a 1,000 metre Triassic test and subject to rig availability is now likely to be drilled in the second half of 2002. Banjo exhibits a robust closure with moderate risk and has significant stratigraphic upside to the east.

Several wells have been drilled on the eastern margin Early Jurassic-Triassic trend to the north of EP 397, successfully encountering oil and gas (Gypsy, Rose and Lee discoveries). These successes have significantly upgraded the Jurassic/Triassic prospectivity of EP 397.

During September 2001, the Apache operated Errol-1 well intersected a gross 26 metre hydrocarbon column in the Upper Barrow Group approximately 4 kilometres from the western boundary of EP 397.

During November, the Apache operated Denver-1 well was drilled targeting a large Jurassic aged Biggada sandstone deposit on the eastern edge of the Barrow Sub Basin, similar in style to the Linda gas condensate discovery. The Denver-1 and Linda-1 discoveries have proven the potential of Jurassic aged stratigraphic and structural/stratigraphic traps in this area and have important implications for EP 397, in particular the Lola and Lucille prospects.

Tap has reported the size of the Denver-1 gas discovery and the implications for the prospectivity of the Jurassic sediments on the southeastern margin of the Barrow Sub-basin are significant. Further studies are underway to identify areas of better reservoir potential (and hence flow rates) within this play area. Apache plan a further test well in 2002 that will provide a better understanding of this exciting play type.

Preliminary potential reserve estimates (most likely case) for Lola are 23.5 million barrels and for Lucille 29.3 million barrels of oil. Studies to date suggest both prospects can be tested by one optimally placed well. The upside case in the event of a successful well is substantial.

FAR is continuing efforts to farm out the proposed Banjo well.

Following a recommendation by the Operator, a renewal application was lodged during September 2001 to renew the entire permit (area 159 square km) for a further term of five years. The current term has been extended to 13 June 2002.

**EP 104 - CANNING BASIN - 8% INTEREST (10% POINT TORMENT)**
**WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST**
**(OPERATOR – GULLIVER PRODUCTIONS PTY LTD)**

EP 104 occupies an area of 990 sq klm with the current term expiring on 10 November 2004. The permit contains the Point Torment and Valentine Prospects and the West Kora oil discovery which is currently shut in.

The Joint Venture has agreed to a first phase farm-in proposal on EP 104 and the West Kora discovery. Under that Farm-in Agreement, Bounty is required to undertake a technical study involving further geological, geophysical and engineering work for an option to drill a well to earn an interest in EP-104.

The Operator has prepared a farmout package on the permit, highlighting potential recoverable reserves at Point torment of 80 BCF gas and 6-12 million barrels of oil. The Valentine Prospect is featured as having potential for 200 million barrels of oil or 1.2 TCF of gas.

In the event that a well is drilled on EP 104 at the farminee's expense, FAR's interest in EP-104 shall reduce.

**EP 410 - CARNARVON BASIN - 10% INTEREST**
**(OPERATOR – EMPIRE OIL & GAS NL)**

Following the drilling of the Carlston well, which was unsuccessful, FAR elected not to exercise its option to continue in the Merlinleigh Joint Venture and has withdrawn from EP 410.

**PAPUA NEW GUINEA**

**PPL 228 - PAPUAN BASIN - 12.5% INTEREST**
**(OPERATOR - SANTOS)**

PPL 228, covering 33 graticular sections and 2,673 square kilometres, was granted by the PNG authority on 26 July 2001.

The Operator has prepared a farmout package offering a seismic and drill option over PPL 228 with particular emphasis on the Amdi Prospect. The package will be presented as part of an international roadshow commencing late April 2002.

Earlier work comprising seismic remapping combined with detailed geochemical and PVT analysis have pointed to Amdi being a large oil prospect interpreted to be up-dip on the spill chain from P'nyang. The Amdi structure occurs directly along trend of the large P'nyang gas condensate field where good oil shows were encountered in both P'nyang wells.

Oil inclusion studies suggest an early oil charge to the P'nyang structure which was later replaced by gas. The report indicated that the structure originally contained an oil column of between 24 and 46 metres with in place reserves estimated at 280 million barrels of oil. Modelling displaces this oil up into the Amdi Structure.

It is expected that field seismic work will commence in the third quarter of 2002 to further delineate (area 240 square km) the Amdi structure. Images of the surface anticline and proposed seismic plan are available for viewing on the website at www.farnl.com.au.

**BEIBU GULF BLOCK 22/12 10%**
**OPERATOR: BLIGH/ROC**

Block 22/12 is situated approximately 60 km off the coast of China, northwest of Hainan Island, and covers an area of 608 sq km. Water depths are shallow, ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations which merit further study.

The Block is supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field which is reportedly producing in excess of 20,000 barrels of oil per day. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km of the Block.

During the quarter, the Wei-6-12-1, FAR's first well in China, targetting a large 3D defined structural/stratigraphic play, was drilled to a total depth of 1,755 metres.

Drill and log data and fluid sampling indicate that there is a 13.5 metre gross oil column between 1,559 and 1,572.5 with nine metres of oil-filled net sand with an average interpreted porosity of 28%. An oil-water contact has not been seen in the well and the oil appears to be of good quality.

The well was positioned about 80 metres down dip from the high point of the structure that has a large stratigraphic component. Pressure readings suggest that the oil-water contact for this particular oil-bearing sand could be quite close to the bottom of the oil column in the well. A separate ten metre net sand interval, drilled between 1,450 and 1,550, metres has oil shows and excellent reservoir characteristics and is considered to have up dip oil pay potential.

The well has been plugged and abandoned as an oil discovery the commerciality of which will require further study. The discovery has upgraded the potential of the area in general, especially a comparable, but potentially much larger, prospect about five kilometres to the southeast.

The Joint Venture is currently considering its overall forward strategy but, on the basis of the well results, FAR is encouraged to proceed into the next Permit Term.

## UNITED STATES OF AMERICA

FAR has furthered plans to step up activity in its USA program. Subject to rig availability and scheduling by partners, drilling activity is expected to commence late June 2002. Two development wells are planned at Bayou Choctaw, one low risk exploration well at Rainosek and a step out well at the Clear Branch gas discovery. All four wells are considered low risk and are likely to increase FAR's reserve and production base.

### Bayou Choctaw Project, Iberville Parish, South Louisiana

FAR has entered into an agreement with Bligh Oil & Minerals NL to participate in the drilling of two development wells at the Bayou Choctaw Oil Field, Louisiana.

Under the agreement, these wells (Wilberts 93 and Victory Financial 1B) will be followed by a PSDM study over the existing 3D data, prior to drilling two more wells later in the program.

The Bayou Choctaw field is located in the southern Louisiana Salt Basin, in an area with a long history of oil and gas production, covered by an extensive network of production and pipeline facilities. The field, which was discovered in 1933, has produced over 30 million barrels of oil and in excess of 50 billion cubic feet of gas from 29 different pay zones at depths ranging from 2,500 to 9,000 feet.

Despite the field's long producing history, seismic control of any form was never acquired until 1996, due to the fact that the field is located in low-lying, marsh and bayou country, in which surface access is difficult and expensive. This is characteristic of much of the production in South Louisiana. In 1996, 42 square miles of high quality 3D data was acquired across Bayou Choctaw, centred on the field, at a cost of approximately US$4 million.

The 3D data has greatly assisted in resolution of the dominant fault patterns, and definition of areas of partial and limited drainage, which justify further drilling. On the confines of the field itself, which covers only 2-3 square miles, little drilling has been conducted below a depth of 9,500 feet. Excellent potential for major new oil and gas reserves is thought to be present at depth.

The 3D seismic data has demonstrated that there is a significant "salt overhang" on the western flanks of the dome, underlying the Wilberts lease where the Wilberts 93 development well, in which FAR will participate, is planned.

This western area of the dome has exceptional proved undeveloped oil reserve potential. Some of this is inaccessible due to the fact that the central portions of the salt dome are part of the Strategic Petroleum Reserve, but several locations with potential for proved undeveloped reserves are present on the west and south flanks of the dome alone.

The second well, the Victory Financial #lB is a follow up to an earlier well on the northern flank of the dome to establish production from several undrained field pays, and to evaluate the potential offered by the deep Bol Mex and Nonion Struma formations in this part of the dome complex.

The field currently makes 35 to 40 barrels of oil per day, but lends itself to an upgrade in production from work-over potential and improved oilfield practice.

A number of independent engineering studies have been conducted over the field. These studies suggest the presence of proved undeveloped oil reserves in the first two wells alone exceeding 2 million barrels.

Bayou Choctaw in approximately 1,725 net acres currently held by production and 120 acres leasehold. Should FAR elect to withdraw after drilling two wells, its interest would be limited to the well-bore production units. FAR 's interest is subject to a one third back in after project costs have been recovered in full. The agreement is subject to final documentation.

**Lake Raccourci Field, Lafourche Parish, South Louisiana**

A workover is planned for producing wells at the Lake Raccourci Field where FAR recently participated pro-rata with Goodrich Petroleum Company (NYSE) in the purchase of additional interests in production from Exxon Mobil Corporation.

After cleaning out the wellbore, gas lift mandrels will be installed in the SL 3258 No 2 well in order to prevent fluid build-up from the BOL -2B Sand which is currently producing and to facilitate future uphole recompletions by wireline. To save costs, this work will be conducted at the same time as the BOL 2C Sands are added to the No 1 well, which will also be set up for future gas lift and wireline completions.

The Lake Raccourci Field was formed by a large deep-seated salt dome structure. The field was originally discovered by Humble Oil Company (now Exxon) and Amoco Production Company and has produced approximately 1 trillion cubic feet of gas from multiple reservoir traps and fault blocks. The entire field has been covered by 3-D seismic acquired by Apache, a working interest owner, in conjunction with Exxon.

FAR was a participant in the original SL 3258 No. 1 well drilled late 1996 to a depth of 15,630 feet. After adding the BOL 2C Sand, the Bol 1, Tex 16 and Tex 15 Sands will remain behind pipe for future production.

FAR's working interest in the SL 3258 No 1 producing well is 5.2 percent. FAR's working interest in the SL 3258 No 2 producing well is 5.1 percent. The field is operated by Goodrich.

**Clear Branch Field, Jackson Parish, North Louisiana**

The operator is seeking a farm-in partner to contribute toward drilling, re-completing or re-entering wells in the Clear Branch Field. The timing of such activity has not yet been determined; however FAR intends to participate in any future activity at the current working interest level.

FAR has a 9.375% working interest at Clear Branch. Other interests are held by North American companies including the operator, Rio Bravo Exploration & Production Company

**Eagle Prospect, San Joaquin Basin, California**
**Eagle No 1 well (Mary Bellocchi Re-entry)**

Far is waiting on a recommendation from the Operator concerning a future coiled tubing completion attempt on the Eagle 1 well.

FAR has a 15 percent working interest in the Eagle project and 4,360 (approx) acres under lease. Other participants include the Operator, Victoria Petroleum NL, Lakes Oil NL, Sun Resources NL and North American interests.

**Rainosek-Halletsville Project, Lavaca County,Texas**

FAR has entered into negotiations to participate in a development project offering low risk but high potential located in Lavaca County Texas. The leasehold area comprises approximately 632 acres located on and to the southeast of the Word field area covered by 3D seismic and includes two producing wells and associated production equipment including tanks and pipelines.

Subject to agreement and final documentation, FAR will acquire up to a 12.5 percent working interest. Target reserves are in the range of 3 million barrels of oil and 16 billion cubic feet of gas. The project involves the re-entry and stimulation of an existing producer planned for the second half of 2002 to be followed by the drilling of an 8,750 foot test of nine potential Eocene Wilcox pay zones, supported by subsurface well control and 3D seismic.

Latest advice is that activity on the Rainosek project is expected to commence late July 2002.

**PRODUCTION**

Gas sales during the quarter totalled 49 million cubic feet for an average of 0.55 million cubic feet per day at an average price of US$2.40 per thousand cubic feet before production taxes. Oil sales during the quarter totalled 10,641 barrels for an average of 118 barrels of oil per day at an average price of US$17.24 per barrel before production taxes.

Quarterly revenues amounted to $565,038.

FAR maintains a web site at www.farnl.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email: admin@farnl.com.au

Yours faithfully,
FIRST AUSTRALIAN RESOURCES LIMITED

MICHAEL EVANS
Chairman

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.

*Rule 5.3*

# Appendix 5B

## Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

| ABN | Quarter ended ("current quarter") |
|---|---|
| 41 009 117 293 | 31 MARCH 2002 |

### Consolidated statement of cash flows

| | Cash flows related to operating activities | Current quarter $A'000 | Year to date (....3... months) $A'000 |
|---|---|---|---|
| 1.1 | Receipts from product sales and related debtors | 595 | 595 |
| 1.2 | Payments for (a) exploration and evaluation | (1,325) | (1,325) |
| | (b) development | (57) | (57) |
| | (c) production | (227) | (227) |
| | (d) administration | (258) | (258) |
| 1.3 | Dividends received | | |
| 1.4 | Interest and other items of a similar nature received | 16 | 16 |
| 1.5 | Interest and other costs of finance paid | (14) | (14) |
| 1.6 | Income taxes paid | | |
| 1.7 | Other (provide details if material) | | |
| | **Net Operating Cash Flows** | (1,270) | (1,270) |
| | **Cash flows related to investing activities** | | |
| 1.8 | Payment for purchases of: (a)prospects | (28) | (28) |
| | (b)equity investments | | |
| | (c) other fixed assets | (13) | (13) |
| 1.9 | Proceeds from sale of: (a)prospects | | |
| | (b)equity investments | | |
| | (c)other fixed assets | | |
| 1.10 | Loans to other entities | | |
| 1.11 | Loans repaid by other entities | | |
| 1.12 | Other (provide details if material) | | |
| | **Net investing cash flows** | (41) | (41) |
| 1.13 | Total operating and investing cash flows (carried forward) | (1,311) | (1,311) |

+ See chapter 19 for defined terms.

| | | | |
|---|---|---|---|
| 1.13 | Total operating and investing cash flows (brought forward) | (1,311) | (1,311) |
| | **Cash flows related to financing activities** | | |
| 1.14 | Proceeds from issues of shares, options, etc. | 1,582 | 1,582 |
| 1.15 | Proceeds from sale of forfeited shares | | |
| 1.16 | Proceeds from borrowings | | |
| 1.17 | Repayment of borrowings | | |
| 1.18 | Dividends paid | | |
| 1.19 | Other (share issue expenses) | (51) | (51) |
| | **Net financing cash flows** | 1,531 | 1,531 |
| | **Net increase (decrease) in cash held** | 220 | 220 |
| 1.20 | *Cash at beginning of quarter/year to date* | 2,426 | 2,426 |
| 1.21 | Exchange rate adjustments to item 1.20 | (44) | (44) |
| 1.22 | **Cash at end of quarter** | 2,602 | 2,602 |

## Payments to directors of the entity and associates of the directors
## Payments to related entities of the entity and associates of the related entities

| | | Current quarter $A'000 |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | 75 |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | |

1.25 Explanation necessary for an understanding of the transactions

## Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

## Financing facilities available

*Add notes as necessary for an understanding of the position.*

| | | Amount available $A'000 | Amount used $A'000 |
|---|---|---|---|
| 3.1 | Loan facilities | 1,875 | 998 |
| 3.2 | Credit standby arrangements | | |

## Estimated cash outflows for next quarter

| | | $A'000 |
|---|---|---|
| 4.1 | Exploration and evaluation (*excludes Banjo-1) | 879 |
| 4.2 | Development | 97 |
| | **Total** | **976** |

# Reconciliation of cash

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter $A'000 | Previous quarter $A'000 |
|---|---|---|---|
| 5.1 | Cash on hand and at bank | 139 | 63 |
| 5.2 | Deposits at call | 761 | 1,064 |
| 5.3 | Commercial Bills | 1,698 | 1,295 |
| 5.4 | US$ Foreign Currency Account | 4 | 4 |
| | **Total: cash at end of quarter** (item 1.22) | 2,602 | 2,426 |

## Changes in interests in mining tenements

| | | Tenement reference | Nature of interest (note (2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|---|
| 6.1 | Interests in mining tenements relinquished, reduced or lapsed | | | | |
| 6.2 | Interests in mining tenements acquired or increased | | | | |

+ See chapter 19 for defined terms.

## Issued and quoted securities at end of current quarter

*Description includes rate of interest and any redemption or conversion rights together with prices and dates.*

| | | Total number | Number quoted | Issue price per security (see note 3) (cents) | Amount paid up per security (see note 3) (cents) |
|---|---|---|---|---|---|
| 7.1 | **Preference +securities** *(description)* | | | | |
| 7.2 | Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions | | | | |
| 7.3 | **+Ordinary securities** | 128,887,904 | 116,718,674 | N/A | N/A |
| 7.4 | Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs | 12,169,230 | NIL | 13 cents | N/A |
| 7.5 | **+Convertible debt securities** *(description)* | | | | |
| 7.6 | Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted | | | | |
| 7.7 | **Options** | | | *Exercise price* | *Expiry date* |
| | Tradeable (FARO) | 43,630,426 | 31,461,196 | 14 cents to 31/7/02 then 20 cents to 31/7/03 | 31 July 2003 |
| | Employee | 7,500,000 | N/A | 20 cents | 5 May 2003 |
| 7.8 | Issued during quarter | 12,169,230 | NIL | As per FARO above | N/A |
| 7.9 | Exercised during quarter | | | | |
| | Tradeable (FARO) | NIL | NIL | N/A | N/A |
| 7.10 | Expired during quarter Tradeable (FAROA) | NIL | NIL | N/A | N/A |
| 7.11 | **Debentures** *(totals only)* | N/A | N/A | | |
| 7.12 | **Unsecured notes** *(totals only)* | N/A | N/A | | |

+ See chapter 19 for defined terms.

## Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: ............................................................ Date: ......26 Apr 02......................
(Director/Company secretary)

Print name: .........MICHAEL EVANS.........

## Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.